SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1

                    Under the Investment Company act of 1940

                               VIKING MUTUAL FUNDS

        NOTIFICATION OF ELECTION The undersigned registered open-end investment company, on behalf of the following series: Viking Tax-Free Fund for Montana, Viking Tax-Free Fund for North Dakota, and Viking Large-Cap Value Fund ("Series"), hereby notifies the Securities and Exchange Commission that the Series elect to commit themselves to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the city of Minot and state of North Dakota on this 2nd day of August, 1999.

                                                   VIKING MUTUAL FUNDS


                                                   By: /s/ Shannon D. Radke
                                                       -------------------
                                                       Shannon D. Radke
                                                       President



Attest:


/s/ Douglas P. Miller
---------------------
Douglas P. Miller
Vice President/Secretary